Room 4561

October 25, 2006

Mr. Marc Benioff
Chairman of the Board of Directors
and Chief Executive Officer
Salesforce.com, Inc.
The Landmark @ One Market
Suite 300
San Francisco, CA 94105

>   **Re: Salesforce.com, Inc.**
>   **Form 10-K for the Fiscal Year Ended January 31, 2006**
>   **Filed March 15, 2006**
>   **Form 10-Q for the Fiscal Quarter Ended July 31, 2006**
>   **Filed August 18, 2006**
>   **Form 8-K Filed August 16, 2006**
>   **File No. 001-32224**

Dear Mr. Benioff:

We have reviewed your response letter dated September 20, 2006 and have the following additional comments. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended January 31, 2006

Selected Financial Data, page 33

1.   We note your response to prior comment number 1. As previously requested, please explain to us how you determine when a user account is suspended for non-payment. In this regard, please explain when you exclude a subscription when calculating "paying subscriptions."

Form 10-Q for the Fiscal Quarter Ended July 31, 2006

Results of Operations

Three Months Ended July 31, 2006 and 2005, page 33

2.   We note your response to prior comment number 2 and we do not believe that your proposed disclosures provide substantive reasons why the non-GAAP measures provide useful information to investors. Although we understand that disclosure of the impact of these tax items may be useful, excluding these items from a GAAP measure requires an additional disclosure burden. Specifically, we believe that additional disclosures will be necessary to meet the disclosure burden imposed by Question 8 of the Frequently Asked Questions Regarding the Use of non-GAAP Financial Measures given the recurring nature of the items excluded. Please provide us with proposed disclosures that fully address the disclosures required under Question 8 in the event that you intend to present non-GAAP information in the future.

Form 8-K Filed August 16, 2006

3.   We note your response to prior comment number 5 and do not believe you have addressed the issues raised in that comment. In this regard, it does not appear that you have adequately explained to us why you believe that the presentation of non-GAAP measures provides a more complete understanding of the Company's "underlying operational performance." As previously requested, please explain your basis for this statement. In this regard, it is unclear to us why excluding the amortization of intangible assets and stock-based compensation provides a more complete understanding of your underlying performance when these costs appear to be recurring and integral to your performance. We also note that your disclosure should address the material limitations associated with the use of the non-GAAP measures considering the measures are used to analyze operating performance yet they exclude recurring items. In this regard, we note your proposed disclosure regarding limitations is general in nature. See Question 8 of the FAQ.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact Christine Davis, Staff Accountant at (202) 551-3408 or Marc Thomas, Senior Staff Accountant, at (202) 551-3452 or me at (202) 551-3730 if you have questions regarding these comments.

Sincerely,

Craig Wilson
Senior Assistant Chief Accountant